Exhibit 99.1

August 15, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that, in compliance with the rules set forth by the Comisión Nacional de Valores (N.T. 2013, as amended), on August 14, 2017, Grupo Financiero Galicia S.A. (“The Company”) accepted the irrevocable offer of sale made by Alejandro Pedro Angulo to the Company. The irrevocable offer of sale is with respect to 5,658,315 Class A common shares, book-entry, with a par value of Ps. 1 per share and each having 5 votes per share, and 10,508,299 Class B common shares, book-entry, with a par value Ps. 1 per share and each having 1 vote per share, of Tarjetas Regionales S.A., which represents 1.5% of the issued and outstanding share capital of Tarjetas Regionales S.A. The total price for the sale of shares was USD $12,250,000. The sale of the shares will be completed before January 5, 2018.

This transaction is related to the transactions that were announced in the Company’s notice dated August 10, 2017, and subsequently filed publically. All of the irrevocable sale offers accepted by Grupo Financiero Galicia S.A. amounted to a total of 6% of the issued and outstanding share capital of Tarjetas Regionales S.A.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com